Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Date: December 20, 2012

In connection with the announcement of the merger between NYSE Euronext and InterContinentalExchange, Inc, on December 20, 2012, Duncan Niederauer, Chief Executive Officer of NYSE Euronext, issued the letter and provided the set of questions and answers regarding the merger to NYSE Euronext employees set forth below:

From: Duncan Niederauer

Sent: Thursday, December 20, 2012 8:30 AM

To: All NYX Employees

Subject: Today’s News

To my NYSE Euronext colleagues:

This morning we issued a joint press release with the Intercontinental Exchange Group (ICE) announcing the combination of our two great companies. Under the terms of this strategic transaction, ICE will acquire NYSE Euronext and bring together two highly complementary businesses, creating a strong global leader in derivatives and capital raising in the increasingly competitive global exchange space.

The agreement is a stock-cash transaction, with each share of NYX being exchanged for 0.1703 shares of ICE and $11.27 in cash, representing a value of $33.12 per share of NYX. NYX shareholders will own 36% of the combined company. The combined company will be led by Jeff Sprecher, the current Chairman and CEO of ICE, will be dually headquartered in Atlanta and New York City, and will maintain the iconic NYSE brand, building and trading floor. ICE is excited about integrating our Liffe business onto its own scalable platform for trading and clearing services. They have also been impressed with our commercial technology business and are enthusiastic about the opportunities that exist there. Given global industry and regulatory trends, ICE intends to explore an initial public offering of Euronext as a Continental European-based entity following the closing of the deal if market conditions and European policy makers support the offering.

As you have come to expect from me, I tell it like it is… In that vein let me be clear that this combination - while friendly and strategic - is an acquisition, not a merger of equals. However, this is NOT in any way an indication of weakness on our part or a sign that our strategy was not working. To the contrary, we have made tremendous progress executing against our strategy, despite an increasingly difficult macro environment. We’ve built a stronger company, with a great brand and a bright future. I am extremely proud that we created a company that can play such a leading role in the evolution of markets.

As I have said the entire time I’ve been CEO, scale is an imperative for the industry and consolidation is inevitable. I am sure many of you would agree that most companies would be afraid to try something transformational again given our experience last year, but that’s not the way we operate. This transaction delivers clear strategic benefits to our company and meaningful investment returns to our shareholders, and the combined company. We also believe it will offer exciting opportunities to many of our employees.

This combination creates one of the strongest financial exchanges in the world, with a well diversified set of businesses. We at NYSE Euronext have long admired ICE and seen them as a great strategic partner so I find it very exciting that the timing was right for both of us to join forces. We should also be excited to be combining with a company known, as we have come to be, for innovation and a great culture.

I look forward to the opportunity to work with Jeff well beyond the closing as President of the new company and CEO of the NYSE Group to ensure a smooth integration and deliver on the promise of what the envisioned company can be. We are not able to announce other management positions yet, but in addition to me, NYSE Euronext will be fairly represented on the new management team.

I recognize that this announcement creates uncertainty for many of you, and there are more questions than answers at this point. For a bit more information, you will find a Q&A document and the press release attached. I encourage you to read through these important documents. Jeff and I will host a live global town hall for employees today at 11:00 EST. As always, we will keep you updated as we have additional information to share.

In the meantime, it is extremely important that you remain focused on business as usual. Pending regulatory approvals, we expect this transaction to close in the second half of 2013. Throughout this process we ask that you and your teams continue to execute on your responsibilities and serve our customers with excellence as you always do.

Finally, let me just say thank you. This has been an unprecedented year for us – after European regulators blocked our proposed deal with DB, we did not give up or stand down but continued to execute and transform our business. I cannot adequately express how much I appreciate your focus and support.

Duncan

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

EMPLOYEE QUESTIONS AND ANSWERS

1.	Why are we combining with ICE?

•

We have always been vocal on the need for consolidation of the exchange industry, in the face of increased competition, including from financial institutions, and the demand from clients to trade all asset classes, 24/7, globally.

•	This deal positions the combined company to be a winner in the evolving market landscape.

•

The transaction will create a premier global exchange that is diversified across the largest derivatives markets including commodities, energy, interest rates, credit, equity derivatives and foreign exchange, as well as being a leader in post-trade services, capital raising and equity listings.

•	This industry lends itself to scale and ICE is the single best partner to accelerate our targeted growth opportunities.

•

The deal structure enables shareholders to receive the benefits of industry consolidation in the form of a substantial merger premium (38%) with significant cash consideration, combined with the option to remain a shareholder of the combined enterprise, with the prospect of enjoying powerful cash flows, additional synergies and financial flexibility to pursue additional growth opportunities.

2.	What are the key terms of the deal and how is it structured?

•	The agreement is a stock-cash transaction, with each share of NYX being exchanged for 0.1703 shares of ICE and $11.27 in cash, representing a value of $33.12 per share of NYX.

•	NYX shareholders will own 36% of the combined company.

•	The NYX dividend will be maintained prior to close, and ICE will adopt a $300 million dividend at close.

•	The company will be led by Jeff Sprecher, the current Chairman and CEO of ICE.

•	The company will maintain dual headquarters in Atlanta and New York City, and has committed to protecting the iconic NYSE brand, building and trading floor.

•	ICE intends to integrate our Liffe business onto its own scalable platform for trading and clearing services.

•

Given global industry and regulatory trends, ICE intends to explore an initial public offering of Euronext as a Continental European-based entity following the closing of the deal if market conditions and European policy makers support the offering.

3.	Why is ICE the right partner for us?

•	The combination of NYX and ICE brings together two complementary businesses, and it is a very positive development for NYX and its future.

•

ICE is one of the world’s leading global operators of markets and clearing and risk management platforms, with a leading position in the regulated futures, energy and OTC markets, as well as robust clearing businesses in the U.S. and Europe.

•	ICE has a deep experience in operating global markets, and a strong track record and culture of technological innovation, growth and transparency that is very similar to ours in many ways.

•	The transaction will benefit our equity and derivatives platforms, and create real capital efficiency and direct cost savings for our customers. In this environment that is critical.

•

In addition, ICE understands the value of the NYX franchise around listings and IPOs, and they want to secure and strengthen our position as the premier global capital-raising platform, and retain the NYSE name, as well as our HQ and iconic trading floor.

•	ICE has a reputation for innovation and a strong culture which is very consistent with ours.

4.	Why are we pursuing this with ICE now when we rejected their overture last spring?

•

Those were very different circumstances. For starters, NASDAQ was going to take the equities business in the U.S. and that was a non-starter from a regulatory point of view. For this and several other reasons, we did not believe that the other proposal was actionable.

•	This transaction is an excellent outcome for our company and shareholders, offering an attractive premium and the opportunity to participate in a larger, more diverse group.

•

The transaction reduces risk for our company, and the merged operations will generate substantial amounts of cash from an even more diversified mix of businesses, providing shareholders with the potential for a higher risk-adjusted return.

•

Finally, while preserving our iconic brand and presence in the world’s largest capital market, this transaction gives NYX shareholders more exposure to new, higher growth regions and asset classes, such as emerging markets and energy.

5.	After our experience with DB, why try another large merger now?

•	We have always been vocal on the need for consolidation of the exchange industry.

•	We were clear back when we tried to do the DB transaction that the status quo is not a viable long-term option for any of the exchanges.

•	This deal pairs us with a strong, innovative partner and creates a highly competitive, new company that can meet client needs and deliver superior near-term and long-term value for our shareholders.

•	If one considers evolution of the market and regulatory environment this is an opportunistic, strategic move.

6.	Why hasn’t the new management team been announced?

•

Three positions have been announced: Jeffrey Sprecher will continue as Chairman and CEO of the combined company and Scott Hill as CFO. Duncan Niederauer will be President of the new company and CEO of NYSE Group.

•	Other senior roles in the new company have not been discussed or determined yet. We expect to announce more in the coming weeks.

•

We expect the new management team to be fairly balanced from both sides, and since there are substantial areas of the companies that do not overlap it, is reasonable to assume there will be senior roles for many of our current leaders.

7.	What will our representation on the Board look like?

•	4 current NYX directors will join the new board.

8.	What is going to happen to the European equities business?

•

As stated, ICE intends to explore an initial public offering of Euronext as a Continental European-based entity (including the European equity derivatives business) following the closing of the deal if market conditions and European policy makers support the offering.

•

If pursued as a standalone business, Euronext is a financially strong and viable business, and separating it could preserve the strategic relevance of key European markets and the central role of regulated stock exchanges in the funding of the “real economy.”

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We will engage the regulatory community, our customers and other stakeholders as we work through the best alternatives for the future of Euronext, and its opportunities for long term strategic growth and development.

9.	How does this transaction ensure the long-term primacy of New York as a world financial center?

•	The new company will be dually headquartered in Atlanta and New York City.

•	ICE is making a long-term commitment to New York and will maintain the iconic NYSE building, the trading floor and the NYSE brand.

•

The NYSE will maintain its role as the world’s leading capital-raising platform and will be part of a global exchange and risk management leader that combines leading derivative markets and world-class risk management solutions with premier listing venues.

10.	Does ICE Share our vision for the technology business?

•	ICE is very excited about the prospect for the commercial technology business.

•

They understand the role that a trusted brand can play in helping clients solve their technology issues as well as helping them reduce massive costs that come from maintaining duplicative infrastructure.

11.	What does this transaction mean for our brand? What will be the new company’s name?

•	The new company name has not been decided yet and we expect to make that decision at a later date, but ICE recognizes the iconic value of our brands and will preserve them in the new structure.

12.	What does this transaction mean for our Liffe business in London?

•	ICE is also committed to maintaining the position of LIFFE in London and sees its activities as very much core to the business going forward.

•	Ultimately, this combination will preserve and strengthen London’s leadership in the global derivatives and risk management space.

•	There would be some overlap of operations and functions if the companies are integrated, and while it is impossible to be specific now, there would be some impact on staffing levels in London.

•	It’s premature to say more now, but all local laws and processes will be respected in the countries where we operate.

13.	Which regulators need to approve the transaction?

•	This transaction is subject to regulatory approval in the US and Europe and the management teams from both companies intend to work closely with regulators on each side of the Atlantic.

14.	How will this announcement affect employees?

•	For the vast majority of us, it will be business as usual until the transaction closes.

•	We have to be honest and admit that part of the rationale for this deal is to realize economies of scale and that does mean reducing duplicative costs.

•	Therefore, upon closing, we would expect there to be some impact on headcount, but it is far too early to speculate on what jobs might be impacted.

•	Overall, we firmly believe that most of our employees will have greater career opportunities that come from being part of a larger, more competitive organization.

•	Anyone whose job is ultimately affected will be treated fairly, consistent with our local obligations and with our culture.

15.	Please detail the expense synergies and their phase-in.

•	We have identified $450 million of cost synergies including $150 million of remaining Project 14 cost reductions.

•

Of the incremental $300 million, $150 million will be generated from improved business efficiencies in clearing, technology, resource reductions and non-compensation expenses and $150 million will be generated from improved corporate and portfolio management, which includes general overhead as well as a number of potentially non-core investments.

16.	How many positions will be impacted as a result of redundancy and the $450 million of cost synergies?

•	Headcount reduction would be contemplated as only one of the cost synergies.

•	It’s premature to get into specifics on the number of positions impacted. The transaction was just announced and we do not expect that it will close until the end of next year.

•	Suffice it to say we will be looking very closely at these issues in the next several months.

•	We will communicate with any employees who are affected at the appropriate time, and will treat everyone fairly and with dignity.

17.	What impact will this transaction have on jobs in Europe?

•	It is premature to discuss any job losses in Europe, and all local laws and processes will be respected in the countries where we operate.

•	As stated, ICE intends to contemplate establishing Euronext as a separate entity in due course.

•

Given there is no particular overlap with NYX, there is unlikely to be any particular impact on jobs in the meantime in the Enterprise European equities business beyond the previously announced scope of Project 14.

18.	Who will be responsible for integrating the businesses?

•	We will be putting together a joint team in the near future to plan the integration.

19.	How will the transaction affect employees’ compensation, 401(k) plans, health and other HR benefits?

•	There will not be any changes prior to the close of the transaction.

•	While it’s premature to speculate on what will happen following the closing, we do not expect any significant changes.

•

Obviously everything will be looked at in the context of the new company but there is clearly a desire by both companies to ensure that we offer competitive benefits so that we continue to employ the best people.

20.	What will happen to employees’ RSUs?

•	This is one of the areas still under discussion and we do not have an answer yet. As soon as we have more information to share, we will make a relevant communication to employees who are impacted.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Q&A contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Q&A. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this Q&A.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stock-holders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.